Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President, Listing Qualifications

By Electronic Mail

March 31, 2022

Maureen Loviglio
Federal Deposit Insurance Corporation
550 17th Street, NW
Washington, D.C. 20429

Dear Ms. Loviglio:

This is to certify that on March 30, 2022 The Nasdaq Stock Market (the "Exchange") received from First Merchants Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares, each representing a 1/100th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series A

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Lisa Roberts